THIS DOCUMENT IS A COPY OF THE FORM 11-K ANNUAL
REPORT FILED ON 7/1/94 PURSUANT TO A RULE 201
TEMPORARY HARDSHIP EXEMPTION.


SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549





FORM 11-K



(Mark One):

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934 [FEE REQUIRED]
For the fiscal year ended December 31, 1993.

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
For the transition period from________to________.

Commission file number  1-8029  .


A.  The Ryland Group, Inc. Retirement and Stock Ownership Plan

B.  The Ryland Group, Inc.
    11000 Broken Land Parkway
    Columbia, Maryland, 21044

THE RYLAND GROUP, INC.
Information Required by Form 11-K

INDEX


                                                               Page Number

Report of Independent Auditors                                         1

Item 4.                          Audited Financial Statements
                                    and Schedules                      2-20

Exhibit 24.                      Consent of Ernst and Young,
                                    Independent Auditors               21

SIGNATURES                                                             22

REPORT OF INDEPENDENT AUDITORS


Employee Benefits Committee
The Ryland Group, Inc.
Retirement and Stock Ownership Plan


We have audited the accompanying statements of net assets available for plan benefits of The Ryland Group, Inc. Retirement and Stock Ownership Plan as of December 31, 1993 and 1992, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1993 and 1992, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1993 and reportable transactions for the year then ended are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1993 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1993 financial statements taken as a whole.

As discussed in Note B to the financial statements, in 1992 the Plan changed its method of accounting for accrued benefits to terminated participants.

                                        /s/ Ernst & Young

June 23, 1994
                             1

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

The Ryland Group, Inc.
Retirement and Stock Ownership Plan

                                           December 31,    December 31,
                                               1993            1992
                                            -----------     ----------
ASSETS

Receivables:
   Accrued employer contributions           $1,291,250
   Accrued participant contributions               242
   Accrued interest and dividends              416,919       $  43,773
                                            ----------      ----------

      Total receivables                      1,708,411          43,773

Investments at market value:
   Short-term investments                      115,401      19,449,460
   CIGNA Income Fund                         7,234,084       5,708,126
   Preferred stock of
     The Ryland Group, Inc.
      Unallocated                           21,512,045      23,887,481
      Allocated                             12,088,070       9,521,626
   Common stock of
     The Ryland Group, Inc.                    619,780         875 857
   Mutual funds                             22,503,700       1,949,730
   Loans to participants                     1,971,375       2,392,866
                                            ----------      ----------
        Total investments                   66,044,455      63,785,146
                                            ----------      ----------

        Total Assets                        67,752,866      63,828,919
                                            ----------      ----------

LIABILITIES

Accounts payable                                29,358
Loan payable to
   The Ryland Group, Inc.                   28,114,880      31,072,301
                                            ----------      ----------

     Total Liabilities                      28,144,238      31,072,301
                                            ----------      ----------

NET ASSETS AVAILABLE FOR
    PLAN BENEFITS                          $39,608,628     $32,756,618
                                           ===========     ===========

See notes to financial statements


STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

The Ryland Group, Inc.
Retirement and Stock Ownership Plan

                                            Year Ended      Year Ended
                                            December 31,    December 31,
                                               1993            1992
                                            -----------     -----------
ADDITIONS
Contributions:
   Employer                                 $ 5,138,514     $ 3,471,258
   Participants                               4,454,959       3,200,836
   Rollovers                                    231,023       1,666,260
                                             ----------      ----------

      Total contributions                     9,824,496       8,338,354

Interest:
   Short-term investments                         1,856          17,574
   CIGNA Income Fund                            516,586         392,825
   Mutual funds                                                  68,638
   U.S Government securities                                     18,717
   Corporate bonds                                              316,275
   Participant loans                            171,948         200,134
                                              -----------    -----------
      Total interest                             690,390       1,014,163
   Dividends:
    The Ryland Group, Inc.
      Preferred stock                          2,589,000      2,677,136
      Common Stock                                20,013         23,173
   Mutual funds                                1,575,160        562,246
   Unaffiliated common stock                                    133,676
                                              -----------    -----------

        Total dividends                        4,184,173      3,396,231
                                              -----------    -----------

Total Additions                               14,699,059     12,748,748

DEDUCTIONS

Benefit payments to participants               6,228,059      4,668,881
Interest expense                               3,044,665      3,322,414
Administrative expenses                           82,017        185,488
                                             -----------     ----------
Total Deductions                               9,354,741      8,176,783


Net (loss) gain on sale of investments          (444,606)     1,935,674


Net unrealized appreciation (depreciation)
    in market value of investments             1,952,298     (2,536,157)
                                             -----------     ----------
Increase in net assets
    available for plan benefits                6,852,010     3,971,482

Net assets available for plan benefits at
    beginning of year                         32,756,618     28,785,136
                                             -----------    -----------

Net assets available for plan benefits at
    end of year                              $39,608,628    $32,756,618
                                            =============   ===========

See notes to financial statements


                                       3

NOTES TO FINANCIAL STATEMENTS

THE RYLAND GROUP, INC.
RETIREMENT AND STOCK OWNERSHIP PLAN


NOTE A:  SIGNIFICANT ACCOUNTING POLICIES


The financial statements of the The Ryland Group, Inc. Retirement and Stock Ownership Plan ("the Plan" or "the RSOP") are prepared on the accrual basis of accounting.

Investments are stated at aggregate current market value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. The Preferred Stock of The Ryland Group, Inc. (the "Company"), is valued quarterly by an independent appraiser, with a minimum guaranteed value of $25.25 by the Company. Deposits invested by the Trustee in funds maintained by CIGNA are stated at current redemption value. The Trustee invests any excess funds on a short-term basis in common trust funds.

The change in the difference between current market value and the cost of investments is reflected in the statement of changes in net assets available for plan benefits as net unrealized appreciation or depreciation in market value of investments.

The net gain or loss on sale of investments reflects the difference between the proceeds received and the cost of the specific investment shares sold. Expenses relating to the purchase or sale of investments are added to their cost or deducted from their proceeds.

During 1992, administrative services, trustee fees, investment advisors fees and other direct expenses were paid by the Plan and were based on customary and reasonable rates for such services. Effective January 1, 1993, each participant account is charged a flat fee of $12.50 per quarter to pay for a portion of such expenses. The Company pays administrative costs to the extent they are not covered by the participants.

The Plan accounts for benefits due but unpaid as a component of net assets available for plan benefits. Benefits due but unpaid were approximately $321,446 and $642,800 at December 31, 1993 and 1992, respectively.

On January 1, 1992, approximately $1,144,000 of participant balances in the Brock (the Company's California operations) 401(k) plan were transferred into the RSOP as a result of that plan's termination on December 31, 1991. Participant balances were allocated among the available RSOP investment options. This transfer and allocation of monies are reflected in the Statement of Changes in Net Assets Available for Plan Benefits as part of the rollover contributions reported for 1992.

THE RYLAND GROUP, INC.
RETIREMENT AND STOCK OWNERSHIP PLAN


NOTE B: CHANGE IN ACCOUNTING PRINCIPLE

Prior to 1992, the Plan accounted for benefits due but unpaid as a liability of the Plan and, accordingly, a reduction of net assets available for plan benefits. During 1992, the American Institute of Certified Public Accountants issued the Industry Audit Guide "Audits of Employee Benefit Plans" which requires that benefits due but unpaid be included as a component of net assets available for plan benefits and disclosed in a note to the financial statements. As a result of this change, the accompanying financial statements have been restated and net assets available for plan benefits increased by approximately $1,901,900 at January 1, 1992. Also, the change in net assets available for plan benefits was decreased by the same amount for the year ended December 31, 1992.


NOTE C:  DESCRIPTION OF THE PLAN

General

The RSOP was established on August 16, 1989. Designed to be an employee stock ownership plan with a deferred compensation and profit sharing arrangement, the Plan permits deferral of a portion of participants' pretax income pursuant to Section 401(k) of the Internal Revenue Code. These participant contributions into the plan are combined with Company contributions of Series A ESOP Convertible Preferred Stock (the "Preferred Stock"), which are allocated to participants as a match of their pretax deferrals and as a discretionary contribution resulting from the Company's desire to share profits with participants.


Employee Eligibility

Employees are eligible to participate in the Plan at the beginning of the first pay period of the month that follows completion of a one-year period of service. An employee will be credited with a one-year period of service upon completion of at least 1,000 hours of service in the 12-month period beginning on the date of his/her employment or in any plan year beginning thereafter.
                                 5

THE RYLAND GROUP, INC.
RETIREMENT AND STOCK OWNERSHIP PLAN


NOTE C:  DESCRIPTION OF THE PLAN--CONTINUED

Employee Contributions and Investment Options

Each eligible employee may elect to contribute on a pretax basis, through a system of payroll deductions, any whole number percentage, from one percent (1%) to twelve percent (12%), of the eligible employee's compensation. In accordance with IRS regulations, no employee may contribute more than $8,994 to the Plan for the 1993 calendar year.

The Plan provides participants with investment options with respect to participant contributions. Participant contributions for 1992 were invested, at the discretion of the participant, in any combination of the five investment option funds below in 1 percent increments. The investment options for 1992 were:

     The Ryland Group, Inc. Common Stock--The Ryland Stock Fund consists exclusively of The Ryland Group, Inc. Common Stock. The Fund is managed by Wachovia Bank of North Carolina, N.A. , which also manages all purchases and sales of Common Stock. At December 31, 1992, 391 employees were participating in this option.

     Vanguard Money Market Fund (U.S. Treasury Portfolio) --The Vanguard Money Market Fund (U.S. Treasury Portfolio) is a money market mutual fund which invests in short-term U.S. Government Securities. At December 31, 1992, 571 employees were participating in this option.

     Vanguard Explorer I Fund--The Vanguard Explorer I Fund is a mutual fund seeking long-term growth of capital by investing primarily in equity securities of relatively small unseasoned or embryonic companies. Most of the securities purchased are not listed on the national stock exchanges but have an established over the counter market, the depth and liquidity of which will vary. The Fund's investments are diversified but may be considered speculative. At December 31, 1992,560 employees were participating in this option.

     Vanguard Windsor I Fund, Inc.--The Vanguard Windsor I Fund is a mutual fund which seeks long-term growth through investments, mostly in common stocks. A secondary objective is to provide current income, through dividends, which is then reinvested in the Fund.
     The Fund's investments are typically characterized by low price-earnings ratios and reasonably good income yields. At
     December 31, 1992, 955 employees were participating in this option.
                            6

THE RYLAND GROUP, INC.
RETIREMENT AND STOCK OWNERSHIP PLAN


NOTE C:  DESCRIPTION OF THE PLAN--CONTINUED

Employee Contributions and Investment Options - cont.


     CIGNA Income Fund --The CIGNA Income Fund is a fund which consists of investments in intermediate-term obligations of a "fixed income" nature. These are predominantly public and direct placement bonds and mortgages. Interest rates on funds are declared annually and in advance. At December 31, 1992, 886 employees were participating in this option.

In May 1992, the Employee Benefits Committee agreed to eliminate The Ryland Group, Inc. Common Stock Fund and the Vanguard Explorer, Windsor and Money Market funds as RSOP investment options for participants effective January 1, 1993. Four new investment options were chosen to replace these funds. Participant balances in the Vanguard funds were transferred at the participant's discretion among the CIGNA Income Fund and the four new funds described below. Participant balances in The Ryland Group Inc. Common Stock fund remain as frozen options which can be liquidated at the participant's option. At December 31, 1993, 244 employees were maintaining balances in The Ryland Group, Inc. Common Stock Fund, and 904 employees were participating in the CIGNA Income Fund investment option.


New Investment Options for 1993:

     Putnam Voyager Fund --The Putnam Voyager Fund is an aggressive equity mutual fund seeking capital appreciation primarily by investing in emerging growth stocks of small to medium sized companies with the potential for above average sales and earnings growth as well as opportunity stocks of larger, well-established companies, which show near-term growth potential resulting from some change in the company's business plan or competitive environment. The investment manager of this fund is The Putnam Management Company, Inc. At December 31, 1993, 999 employees were participating in this option.


     Kemper Growth Fund --The Kemper Growth Fund is an equity mutual fund which seeks growth of capital by primarily investing in common stocks of companies that are typically characterized by above average profitability, leadership position in the industry, good management, increasing demand for the companies' products and services, and new product development. The investment manager of this fund is Kemper Financial Services, Inc. At December 31, 1993, 1,157 employees were participating in this option.
                                   7

THE RYLAND GROUP, INC.
RETIREMENT AND STOCK OWNERSHIP PLAN


NOTE C:  DESCRIPTION OF THE PLAN--CONTINUED

Employee Contributions and Investment Options - cont.

     American Balanced Fund --The American Balanced Fund is a conservative mutual fund seeking preservation of capital and income as well as long-term growth of capital and income by broadly investing in a diversified portfolio of blue chip common stocks, preferred stocks, corporate bonds, and U.S. Government securities. The investment advisor of this fund is Capital Research and Management Company (CRMC). At December 31, 1993, 1,078 employees were participating in this option.

     Standish Fixed Income Fund --The Standish Fixed Income Fund is a mutual fund seeking to achieve a high level of current income while preserving principal and liquidity by primarily investing in a diversified portfolio of investment-grade fixed income securities such as bonds, notes, mortgage pass-through securities, convertible debt securities and debt securities with an average maturity of five to thirteen years. The investment advisor of this fund is Standish, Ayer & Wood, Inc. At December 31, 1993, 607 employees were participating in this option.


Elimination of Pooled Fund

In addition to eliminating the Vanguard Funds, the Employee Benefit Committee also agreed to eliminate, effective January 1, 1993, the pooled fund which managed investments of pre-1990 company contributions for the Profit Sharing Trust (PST), a predecessor plan to the RSOP. The PST participant balances, which were invested with Standish, Ayer and Wood, were freed to be allocated at the participants' discretion among the 1993 RSOP investment options.

Company Contributions

Contributions made by the Company are made to The Ryland Group, Inc. Preferred Stock Fund.

Following each calendar quarter, the Company will match one hundred percent (100%) of the participant's contributions, not to exceed six percent (6%) of the participant's compensation. In addition, the Company may make a discretionary contribution for any plan year. The amount is determined by resolution of the Board of Directors and will at least equal the amount required to make an ESOP Loan (defined below) amortization payment for such plan year after application of matching contributions, dividends and forfeitures for the plan year. The Company has not made discretionary contributions for the years ended December 31, 1993 and 1992.
                                8

THE RYLAND GROUP, INC.
RETIREMENT AND STOCK OWNERSHIP PLAN


NOTE C:  DESCRIPTION OF THE PLAN--CONTINUED

Vesting

Participants' contributions are fully vested at all times. The Plan provides for graduated vesting of Company contributions of 25% after two years' service and 25% additional vesting for each year thereafter until the fifth year, at which time participants are 100% vested. Participants are automatically vested upon death, disability or retirement at age 65.

ESOP Loan

The "ESOP Loan" is a loan between the Company and the Plan; the proceeds were used by the Plan to acquire the Preferred Stock (see Note D below). To the extent Company contributions, including matching contributions and discretionary contributions, are used to make an ESOP Loan amortization payment, such contributions are made in cash. After each ESOP Loan amortization payment is made, a number of shares of Preferred Stock are released from the ESOP Loan suspense account based on a predetermined formula. Following the release of the Preferred Stock from the ESOP Loan suspense account and allocation of a portion of the shares of Preferred Stock attributable to dividends, the remaining shares of Preferred Stock are allocated among the participants' Convertible Preferred Stock accounts based on the amount of the matching contributions. Any remaining shares of Preferred Stock attributable to the discretionary contribution are allocated among the participants' Convertible Preferred Stock accounts based on participants' compensation.

Other

The Company expects and intends to continue the Plan indefinitely but reserves the right to amend, suspend or terminate the Plan at any time. If the Company terminates the Plan, each participant will become fully vested in all of his or her accounts under the Plan and will be entitled to a distribution of such accounts in accordance with the terms of the Plan.

Earnings on investments, net gains or losses on sales of investments and unrealized appreciation or depreciation in market value of investments are allocated to individual participant accounts based on a ratio of the individual's account balance to the total fund balance.

The maximum accounting loss the Plan would incur if parties to the financial instruments failed to perform would be the current value of the investment as stated on the Statement of Net Assets Available for Plan Benefits. None of the investments are secured by collateral.
                                9

THE RYLAND GROUP, INC.
RETIREMENT AND STOCK OWNERSHIP PLAN


NOTE C:  DESCRIPTION OF THE PLAN--CONTINUED

Additional information about the Plan agreement is contained in the pamphlet The Ryland Retirement and Stock Ownership Plan. Copies of this pamphlet are available from the Company's Employee Benefits Department.


NOTE D: PREFERRED STOCK AND THE LOAN PAYABLE TO RYLAND

On August 31, 1989, the Company sold 1,267,327 shares of non-transferable Series A ESOP Convertible Preferred Stock, par value $1.00, to the Plan for $31.5625 per share, or an aggregate purchase price of approximately $40,000,000. Each share of Preferred Stock will pay an annual cumulative dividend of $2.2094, or 7.0 percent of the purchase price per share, and is convertible initially into one share of the Company's Common Stock. During 1993 and 1992, the Company paid $2,589,000 and $2,677,136 in dividends on the Preferred Stock. Each share of Preferred Stock is entitled to a number of votes equal to the shares into which it is convertible, and the holders of the Preferred Stock generally vote together with the Common Stock on all matters. The conversion and voting rights of the Preferred Stock are subject to anti-dilution adjustments.

The Plan's purchase of shares of Preferred Stock was financed by a loan to the Plan from the Company in an amount of $40,000,000. The loan bears interest at the rate of 9.99 percent and is expected to be repaid over 10 years by the Plan through dividends received on the Preferred Stock and Company contributions. The Plan incurred approximately $3,045,000 and $3,322,000 of interest on this loan in 1993 and 1992. Participants receive allocations of the Preferred Stock as debt payments are made. During 1993 and 1992, there were 118,340 and 117,167 shares released respectively and distributed to participants. The unallocated preferred shares are collateral to the loan payable to Ryland. As of December 31, 1993, there were 738,610 unallocated preferred shares with an approximate value of $21,512,000. At December 31, 1992 there were 856,950 unallocated preferred shares with an approximate value of $23,887,000.

Maturities of the loan payable to Ryland for each of the next five years are as follows:


1994                                         $4,642,565
1995                                         $3,678,104
1996                                         $5,908,209
1997                                         $6,388,298
1998                                         $6,880,634

                                10

THE RYLAND GROUP, INC.
RETIREMENT AND STOCK OWNERSHIP PLAN


NOTE E:  DISTRIBUTIONS

A participant who terminates employment with the Company by reason of a separation from service, death, disability or retirement will be paid the current value of his/her contributions to the Plan, plus the vested portion of his/her account, if any, attributable to Company contributions. Distributions from a participant's vested portion of his/her Convertible Preferred Stock account will be made at the participant's election either in cash or whole shares of Common Stock of the Company. If the participant elects to receive Common Stock, the Trustee will convert each share of Preferred Stock held in the participant's Convertible Preferred Stock account into one share of Common Stock and will receive in cash any differential between the current Common Stock price and the appraised value of the Preferred Stock. The Trustee will then use the cash to acquire additional shares of Common Stock and will distribute the total number of shares of Common Stock that were acquired. If the participant elects to receive cash, the Trustee will convert each share of Preferred Stock into the number of shares of Common Stock into which such Preferred Stock is convertible, and will receive in cash any differential between the current Common Stock price and the fair market value of the Preferred Stock. The Trustee will then sell the shares of Common Stock on the open market and distribute the cash proceeds. The non-vested portion of the Company's contributions credited to the terminating participant is forfeited immediately.
                                  11

THE RYLAND GROUP, INC.
RETIREMENT AND STOCK OWNERSHIP PLAN


NOTE F:  INVESTMENTS

During 1993 and 1992, the Plan's investments (including investments bought and sold, as well as held during the year) appreciated
(depreciated) in market value by $1,507,692 and $(600,483), respectively.


                               Net Appreciation
                               (Depreciation)in
FOR THE YEAR ENDED                Market Value       Market Value at
DECEMBER 31, 1993                 During Year          End of Year
                               ----------------      --------------

Common Stock--
  The Ryland Group, Inc.       $       (30,771)   $      619,780
Putnam Voyager Fund                    598,684         4,970,340
Kemper Growth Fund                    (333,307)        7,210,603
American Balanced Fund                 104,232         6,931,783
CIGNA Income Fund                            0         7,234,084
Capitol Money Market Fund                    0	           115,401
Standish Fixed Income Fund             124,419	         3,390,974
Preferred Stock--
  The Ryland Group, Inc.             1,044,435        33,600,115
Loans to Participants                        0         1,971,375
                                --------------     -------------
Total                          $     1,507,692    $   66,044,455
                               ===============    ==============

                                   12

THE RYLAND GROUP, INC.
RETIREMENT AND STOCK OWNERSHIP PLAN


NOTE F:  INVESTMENTS--CONTINUED


                                 Net Appreciation
                                 (Depreciation)
FOR THE YEAR ENDED               in Market Value    Market Value at
DECEMBER 31, 1992                  During Year        End of Year
                                 --------------     --------------


Common Stock--
  The Ryland Group, Inc.           $ (126,397)       $    875,857
Vanguard Money Market Fund                  0           1,949,730
Vanguard Explorer Fund                171,912                   0
Vguard Windsor Fund                   424,364                   0
CIGNA Income Fund                           0           5,708,126
Capitol Money Market Fund                   0          19,449,460
Common Stock--
  Unaffiiated Issuers                  243,372                  0
U.S Government Bonds and Notes           9,473                  0
Corporate Bond Mutual Fund              47,924                  0
Equity Mutual Funds                     41,448                  0
Preferred Stock--
  The Ryland Group, Inc.            (1,412,579)        33,409,107
Loans to Participants                        0          2,392,866
                                   ------------       -----------

Total                               $ (600,483)       $63,785,146
                                   ============       ===========


The market value of individual investments that represent 5% or more of the Plan's net assets are as follows:


                                   December 31,     December 31,
                                      1993              1992
                                  -------------    -------------


Putnam Voyager                     $  4,970,340
Kemper Growth Fund                 $  7,210,603
American Balanced Fund             $  6,931,783
Standish Fixed Income Fund         $  3,390,974
Vanguard Money
  Market Fund                                      $  1,949,730
CIGNA Income Fund                  $  7,234,084    $  5,708,126
Preferred Stock--
  The Ryland Group, Inc.           $ 33,600,115    $ 33,409,107
Capitol Money Market
Mutual Funds Class A                               $ 19,449,460
Loans to Participants              $  1,971,375    $  2,392,866

                                   13

THE RYLAND GROUP, INC.
RETIREMENT AND STOCK OWNERSHIP PLAN


NOTE G:  INCOME TAX STATUS

The Plan is intended to be a tax-qualified plan under Section 401 of the Internal Revenue Code (IRC), and, therefore, not subject to tax under present income tax regulations. The Internal Revenue Service (IRS) is currently reviewing the regulations of Section 401 to determine if an ESOP with ESIP provisions should be governed by this section. The ultimate receipt of a favorable IRS determination letter by the Plan cannot be predicted at this time. Currently, participants are not subject to federal income tax on contributions to the Plan and income thereon until such amounts are distributed to them.

The Company intends to make any adjustments to the Plan that may be required in order for this Plan to remain a tax-qualified plan under the appropriate IRC section.
                                 14

The Ryland Group, Inc. Retirement and Stock Ownership Plan
December 31, 1993


NOTE H:  NET ASSETS AVAILABLE FOR PLAN BENEFITS BY FUND



                                     Ryland     Putnam       Kemper
                                     Common     Voyager      Growth
                                    ---------   --------    ---------
ASSETS

Receivables:
   Accrued employer contributions
   Accrued employee contributions              $   3,310  $    6,326
   Accrued interest and dividends                187,148       2,722
                                    ---------  ----------  ----------
      Total receivables                          190,458       9,048

Investments at market value:
   Short-term investments            $ 2,943
   CIGNA Income Fund
   Preferred stock of
      The Ryland Group, Inc.
   Common stock of
      The Ryland Group, Inc.         619,660
   Mutual funds                                4,970,340   7,210,603
   Loans to participants
                                   ---------- -----------  ---------
       Total investments             622,603   4,970,340   7,210,603

                                   ---------- -----------  ---------
     Total Assets                    622,603   5,160,798   7,219,651
                                   ==========  ==========  ==========


LIABILITIES

   Accounts payable                      283       1,403       4,236
   Loan payable to
      The Ryland Group, Inc.
   Interfund payables (receivables)             (374,837)     (7,101)
                                    ---------- -----------  ---------
    Total Liabilities                    283    (373,434)     (2,865)
                                    ----------  ----------  ----------

NET ASSETS AVAILABLE FOR
   PLAN BENEFITS                    $622,320  $5,534,232   $7,222,516
                                  ========== ===========  ===========
</Table




The Ryland Group, Inc. Retirement and Stock Ownership Plan
December 31, 1993


NOTE H:  NET ASSETS AVAILABLE FOR PLAN BENEFITS BY FUND




                                  American   Standish
                                 Balanced  Fixed Income   CIGNA
                                ---------- -----------    ------
ASSETS

Receivables:
   Accrued employer contributions
   Accrued employee contributions   $  1,642      $ (8,712)    $(2,324)
   Accrued interest and dividends         54       183,029      43,961
                                     ---------    ----------    -------
      Total receivables                1,696       174,317      41,637

Investments at market value:
   Short-term investments             67,915                    42,565
   CIGNA Income Fund                                         7,234,084
   Preferred stock of
         The Ryland Group, Inc.
  Common stock of
      The Ryland Group, Inc.
   Mutual funds                     6,931,783    3,390,974
   Loans to participants
                                   ----------   -----------  ---------
       Total investments            6,999,698    3,390,974   7,276,649

                                   ----------   ----------- -----------
     Total Assets                   7,001,394    3,565,291   7,318,286
                                   ==========   =========== ===========

LIABILITIES

   Accounts payable                     1,476     4,624         17,336
   Loan payable to
      The Ryland Group, Inc.
   Interfund payables (receivables)    92,906    (87,283)      376,119
                                   ---------- -----------    ----------
    Total Liabilities                  94,382    (82,659)      393,455
                                   ----------  ----------    ----------
NET ASSETS AVAILABLE FOR
   PLAN BENEFITS                   $6,907,012 $3,647,950    $6,924,831
                                   =========== ==========  ===========






The Ryland Group, Inc. Retirement and Stock Ownership Plan
December 31, 1993


NOTE H:  NET ASSETS AVAILABLE FOR PLAN BENEFITS BY FUND


                                  Ryland      Pooled        Loan
                                 Preferred  Investments     Fund
                                 ---------  ----------    ---------
ASSETS

Receivables:
   Accrued employer contributions  $1,291,250
   Accrued employee contributions
   Accrued interest and dividends           5
                                    ---------  ----------   ----------
      Total receivables             1,291,255           0            0

Investments at market value:
   Short-term investments               1,978
   CIGNA Income Fund
   Preferred stock of
      The Ryland Group, Inc.       33,600,115
   Common stock of
      The Ryland Group, Inc.              120
   Mutual funds
   Loans to participants                                    $1,971,375
                                   ---------- -----------   -----------
       Total investments           33,602,213           0    1,971,375
                                   ---------- -----------   -----------
     Total Assets                  34,893,468           0    1,971,375
                                   ========== ============  ===========

LIABILITIES

   Accounts payable
   Loan payable to
      The Ryland Group, Inc.       28,114,880
   Interfund payables (receivables)                               196
                                   ----------  -----------   ----------
    Total Liabilities              28,114,880           0         196
                                   ----------  -----------   ----------
NET ASSETS AVAILABLE FOR
   PLAN BENEFITS                   $6,778,588 $         0  $1,971,179
                                  =========== =========== ===========





The Ryland Group, Inc. Retirement and Stock Ownership Plan
December 31, 1993


NOTE H:  NET ASSETS AVAILABLE FOR PLAN BENEFITS BY FUND


                                 Vanguard    Vanguard     Vanguard
                                 Insured     Explorer     Windsor
                                 ---------   --------    ---------
ASSETS

Receivables:
   Accrued employer contributions
   Accrued employee contributions
   Accrued interest and dividends
                                    ---------  ---------- ----------
      Total receivables             $       0  $       0  $       0

Investments at market value:
   Short-term investments
   CIGNA Income Fund
   Preferred stock of
      The Ryland Group, Inc.
   Common stock of
      The Ryland Group, Inc.
   Mutual funds
   Loans to participants
                                   ---------- -----------  -----------
       Total investments                    0           0           0
                                   ---------- -----------  -----------
     Total Assets                           0           0           0
                                   ==========  =========== ===========

LIABILITIES

   Accounts payable
   Loan payable to
      The Ryland Group, Inc.
   Interfund payables (receivables)
                                    ---------- -----------   ----------
    Total Liabilities                        0           0           0
                                    ---------- -----------   ----------
NET ASSETS AVAILABLE FOR
   PLAN BENEFITS                    $        0  $        0   $       0
                                   =========== ===========   ===========





The Ryland Group, Inc. Retirement and Stock Ownership Plan
December 31, 1993


NOTE H: NET ASSETS AVAILABLE FOR PLAN BENEFITS BY FUND



                                       Total
                                     ---------
ASSETS

Receivables:
   Accrued employer contributions     $1,291,250
   Accrued employee contributions            242
   Accrued interest and dividends        416,919
                                      ----------
      Total receivables                1,708,411

Investments at market value:
   Short-term investments                115,401
   CIGNA Income Fund                   7,234,084
   Preferred stock of
      The Ryland Group, Inc.          33,600,115
   Common stock of
      The Ryland Group, Inc.             619,780
   Mutual funds                       22,503,700
   Loans to participants               1,971,375
                                     -----------
       Total investments              66,044,455
                                     -----------
     Total Assets                     67,752,866
                                     ===========

LIABILITIES

   Accounts payable                       29,358
   Loan payable to
      The Ryland Group, Inc.          28,114,880
   Interfund payables (receivables)            0
                                      ----------
    Total Liabilities                 28,144,238
                                      ----------
NET ASSETS AVAILABLE FOR
   PLAN BENEFITS                     $39,608,628
                                     ===========

                             15



The Ryland Group, Inc. Retirement and Stock Ownership Plan
December 31, 1992


NOTE H:  NET ASSETS AVAILABLE FOR PLAN BENEFITS BY FUND




                                  Ryland     Vanguard     Vanguard
                                  Common     Insured      Explorer
                                 ---------   --------    ---------

ASSETS

Receivables:
   Accrued interest and dividends  $      18  $    4,797  $      235
                                  ----------  ----------   -----------
      Total receivables                   18       4,797         235

Investments at market value:
   Short-term investments              8,888      21,849   2,413,114
   CIGNA Income Fund
   Preferred stock of
      The Ryland Group, Inc.
   Common stock of
      The Ryland Group, Inc.         875,733
   Mutual funds                                1,949,730
   Loans to participants
                                   ---------- -----------  ---------
      Total investments              884,621   1,971,579   2,413,114
                                   ---------- -----------  ---------
      Total Assets                   884,639   1,976,376   2,413,349
                                   =========  ==========  ==========


LIABILITIES

   Loan payable to
      The Ryland Group, Inc.
   Interfund payables (receivables)  (11,260)     (3,506)     45,090
                                   ---------- -----------  ---------
      Total Liabilities              (11,260)     (3,506)     45,090
                                   ---------- -----------  ---------


NET ASSETS AVAILABLE FOR
   PLAN BENEFITS                    $895,899  $1,979,882  $2,368,259
                                   =========  ==========  ==========




The Ryland Group, Inc. Retirement and Stock Ownership Plan
December 31, 1992


NOTE H:  NET ASSETS AVAILABLE FOR PLAN BENEFITS BY FUND


                                  Vanguard                Pooled
                                  Windsor     CIGNA    Investments
                                 ----------- --------  ------------

ASSETS

Receivables:
   Accrued interest and dividends  $     629  $   35,204  $    2,890
                                   ----------  ----------   ---------
      Total receivables                  629      35,204       2,890

Investments at market value:
   Short-term investments          6,924,114     144,736   9,929,394
   CIGNA Income Fund                           5,708,126
   Preferred stock of
      The Ryland Group, Inc.
   Common stock of
      The Ryland Group, Inc.
   Mutual funds
   Loans to participants
                                   ---------- -----------  ---------
      Total investments            6,924,114   5,852,862   9,929,394
                                   ---------- -----------  ---------
      Total Assets                 6,294,743   5,888,066   9,932,284
                                   =========  ==========  ==========


LIABILITIES

   Loan payable to
      The Ryland Group, Inc.
   Interfund payables (receivables)  ( 4,396)    (34,887)      6,788
                                   ---------- -----------  ---------
      Total Liabilities              ( 4,396)    (34,887)      6,788
                                   ---------- -----------  ---------


NET ASSETS AVAILABLE FOR
   PLAN BENEFITS                  $6,929,139  $5,922,953  $9,925,496
                                  ==========  ==========  ==========






The Ryland Group, Inc. Retirement and Stock Ownership Plan
December 31, 1992


NOTE H:  NET ASSETS AVAILABLE FOR PLAN BENEFITS BY FUND



                                    Ryland     Loan
                                  Preferred    Fund         Total
                                 ----------- --------  ------------

ASSETS

Receivables:
   Accrued interest and dividends  $          $           $   43,773
                                   ----------  ----------   ---------
      Total receivables                    0           0      43,773

Investments at market value:
   Short-term investments              7,365              19,449,460
   CIGNA Income Fund                                       5,708,126
   Preferred stock of
      The Ryland Group, Inc.      33,409,107              33,409,107
   Common stock of
      The Ryland Group, Inc.             124                 875,857
   Mutual funds                                            1,949,730
   Loans to participants                       2,392,866   2,392,866
                                   ---------- -----------  ---------
      Total investments           33,416,596   2,392,866  63,785,146
                                   ---------- -----------  ---------
      Total Assets                33,416,596   2,392,866  63,828,919
                                  ==========  ==========  ==========


LIABILITIES

   Loan payable to
      The Ryland Group, Inc.      31,072,301              31,072,301
   Interfund payables (receivables)                2,171           0
                                   ---------- -----------  ---------
      Total Liabilities           31,072,301       2,171  31,072,301
                                   ---------- -----------  ---------


NET ASSETS AVAILABLE FOR
   PLAN BENEFITS                  $2,344,295  $2,390,695 $32,756,618
                                  ==========  ========== ===========


                                         16

The Ryland Group, Inc. Retirement and Stock Ownership Plan
For the Year Ended December 31, 1993

NOTE I:  ALLOCATION OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
BY FUND



                           Ryland     Putnam       Kemper
                           Common     Voyager      Growth
                          ---------   --------    ---------

ADDITIONS
Contributions:
   Employer
   Participants                       $  971,317  $1,273,180
   Rollovers                              78,549      57,905
                           ---------  ----------  ----------
      Total contributions          0   1,049,866   1,331,085

Earnings on investments
   Interest                  $   116         414         573
   Dividends                  20,013     185,667     490,849
                           ---------  ----------  ----------
Total Additions               20,129   1,235,947   1,822,507
                           ---------  ----------  ----------

DEDUCTIONS
Benefit payments to
   participants               54,226     290,194     661,755
Interest expense
Administrative expenses                   14,187      18,661
                           ---------  ----------  ----------
Total Deductions              54,226     304,381     680,416
                           ---------- -----------  ---------
Net gain (loss) on sale
   of investments              7,949      22,549      (4,453)

Net unrealized (depreciation)
   appreciation in market
   value of investments      (38,720)    576,135    (328,854)

Interfund transfers         (208,711)  4,003,982   6,413,732
                           ---------  ----------  ----------
Net Increase (Decrease)     (273,579)  5,534,232   7,222,516

Net assets at beginning
   of year                   895,899           0           0
                           ---------  ----------  ----------
Net assets at end of year   $622,320  $5,534,232  $7,222,516
                           =========  ==========  ==========




The Ryland Group, Inc. Retirement and Stock Ownership Plan
For the Year Ended December 31, 1993

NOTE I:  ALLOCATION OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
BY FUND


                           American   Standish
                           Balanced  Fixed Income     CIGNA
                          ---------  -------------  ---------

ADDITIONS
Contributions:
   Employer
   Participants           $1,015,174  $  369,183  $  826,105
   Rollovers                  39,045      23,236      32,288
                           ---------  ----------  ----------
      Total contributions  1,054,219     392,419     858,393

Earnings on investments
   Interest                      446         307     516,586
   Dividends                 530,570     368,074
                           ---------  ----------  ----------
Total Additions            1,585,235     760,800   1,374,979
                           ---------  ----------  ----------

DEDUCTIONS
Benefit payments to
   participants              468,284     550,323   2,105,515
Interest expense
Administrative expenses       17,497       6,835      24,837
                           ---------  ----------  ----------
Total Deductions             485,781     557,158   2,130,352
                           ---------- -----------  ---------
Net gain (loss) on sale
   of investments             19,897      69,586

Net unrealized (depreciation)
   appreciation in market
   value of investments       84,335      54,833

Interfund transfers        5,703,326   3,319,889   1,757,251
                           ---------  ----------  ----------
Net Increase (Decrease)    6,907,012   3,647,950   1,001,878

Net assets at beginning
   of year                         0           0   5,922,953
                           ---------  ----------  ----------
Net assets at end of year $ 6,907,012 $ 3,647,950 $6,924,831
                           =========  ==========  ==========



The Ryland Group, Inc. Retirement and Stock Ownership Plan
For the Year Ended December 31, 1993

NOTE I:  ALLOCATION OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
BY FUND


                           Ryland     Pooled       Loan
                           Preferred  Investments  Fund
                          ---------   --------    ---------

ADDITIONS
Contributions:
   Employer              $ 5,138,514
   Participants
   Rollovers
                           ---------  ----------  ----------
      Total contributions  5,138,514           0           0

Earnings on investments
   Interest                                       $  171,948
   Dividends               2,589,000
                           ---------  ----------  ----------
Total Additions            7,727,514           0     171,948
                           ---------  ----------  ----------

DEDUCTIONS
Benefit payments to
   participants            1,292,991     141,723     449,790
Interest expense           3,044,665
Administrative expenses
                           ---------  ----------  ----------
Total Deductions           4,337,656     141,723      449,790
                           ---------- -----------  ---------
Net gain (loss) on sale
   of investments           (560,134)


Net unrealized (depreciation)
   appreciation in market
   value of investments    1,604,569

Interfund transfers                0  (9,783,773)  (141,674)
                           ---------  ----------  ----------
Net Increase (Decrease)    4,434,293  (9,925,496)  (419,516)

Net assets at beginning
   of year                 2,344,295   9,925,496   2,390,695
                           ---------  ----------  ----------
Net assets at end of year $6,778,588  $        0  $1,971,179
                           =========  ==========  ==========



The Ryland Group, Inc. Retirement and Stock Ownership Plan
For the Year Ended December 31, 1993

NOTE I:  ALLOCATION OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
BY FUND


                          Vanguard    Vanguard    Vanguard
                           Insured    Explorer     Windsor
                          ---------   --------    ---------

ADDITIONS
Contributions:
   Employer
   Participants
   Rollovers
                           ---------  ----------  ----------
      Total contributions          0           0           0

Earnings on investments
   Interest
   Dividends
                           ---------  ----------  ----------
Total Additions                    0           0           0
                           ---------  ----------  ----------

DEDUCTIONS
Benefit payments to
   participants            $  16,650   $  32,038   $ 164,570
Interest expense
Administrative expenses
                           ---------  ----------  ----------
Total Deductions              16,650      32,038     164,570
                           ---------- -----------  ---------
Net gain (loss) on sale
   of investments

Net unrealized (depreciation)
   appreciation in market
   value of investments

Interfund transfers       (1,963,232) (2,336,221) (6,764,569)
                           ---------  ----------  ----------
Net Increase (Decrease)   (1,979,882) (2,368,259) (6,929,139)

Net assets at beginning
   of year                 1,979,882   2,368,259   6,929,139
                           ---------  ----------  ----------
Net assets at end of year $        0  $        0  $        0
                           =========  ==========  ==========



The Ryland Group, Inc. Retirement and Stock Ownership Plan
For the Year Ended December 31, 1993

NOTE I:  ALLOCATION OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
BY FUND



                           Total
                          ---------

ADDITIONS
Contributions:
   Employer               $ 5,138,514
   Participants             4,454,959
   Rollovers                  231,023
                           ---------
      Total contributions   9,824,496

Earnings on investments
   Interest                   690,390
   Dividends                4,184,173
                           ---------
Total Additions            14,699,059
                           ---------

DEDUCTIONS
Benefit payments to
   participants             6,228,059
Interest expense            3,044,665
Administrative expenses        82,017
                           ---------
Total Deductions            9,354,741
                           ----------
Net gain (loss) on sale
   of investments            (444,606)

Net unrealized (depreciation)
   appreciation in market
   value of investments     1,952,298

Interfund transfers                 0
                           ---------
Net Increase (Decrease)     6,852,010

Net assets at beginning
   of year                 32,756,618
                           ---------
Net assets at end of year $39,608,628
                           =========

The Ryland Group, Inc. Retirement and Stock Ownership Plan
For the Year Ended December 31, 1992

NOTE I:  ALLOCATION OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
BY FUND

                                     Ryland     Vanguard     Vanguard
                                     Common     Insured      Explorer
                                   ---------- -----------  ---------
ADDITIONS
Contributions:
   Employer
   Participants                    $ 252,927  $  367,324  $  484,266
   Rollovers                          48,257     112,189     270,285
                                   ---------- -----------  ---------
      Total contributions            301,184     479,513     754,551

Earnings on investments:
   Interest                              591      68,638         383
   Dividends                          23,173                  50,629
                                   ---------- -----------  ---------
Total Additions                      324,948     548,151     805,563
                                   ---------- -----------  ---------


DEDUCTIONS
Benefit payments to participants     160,941     300,418     233,500
Interest expense
Administrative expenses                5,692      11,956      11,570
                                   ---------- -----------  ---------

Total Deductions                     166,633     312,374     245,070
                                   ---------- -----------  ---------

Net gain (loss) on sale  of
   investments                        14,543                 394,708

Net unrealized (depreciation)
   appreciation in market
   value of investments             (140,940)               (222,796)

   Interfund transfers                11,822    (182,859)    (19,286)
                                   ---------- -----------  ---------

   Net Increase (Decrease)            43,740      52,918     713,119

Net assets at beginning of year      852,159   1,926,964   1,655,140
                                   ---------- -----------  ---------

Net assets at end of year          $ 895,899  $1,979,882  $2,368,259
                                   =========  ==========  ==========




The Ryland Group, Inc. Retirement and Stock Ownership Plan
For the Year Ended December 31, 1992

NOTE I:  ALLOCATION OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
BY FUND

                                    Vanguard                  Pooled
                                    Windsor      CIGNA     Investments
                                  ---------- -----------  ---------
ADDITIONS
Contributions:
   Employer
   Participants                   $1,146,493  $  949,826
   Rollovers                         492,128     743,401
                                   ---------- -----------  ---------
      Total contributions          1,638,621   1,693,227           0

Earnings on investments:
   Interest                              882     392,825    $350,710
   Dividends                         448,955                 196,338
                                   ---------- -----------  ---------
Total Additions                    2,088,458   2,086,052     547,048
                                   ---------- -----------  ---------


DEDUCTIONS
Benefit payments to participants     759,193     532,253   1,290,158
Interest expense
Administrative expenses               39,317      32,404      84,549
                                   ---------- -----------  ---------

Total Deductions                     798,510     564,657   1,374,707
                                   ---------- -----------  ---------

Net gain (loss) on sale  of
   investments                         3,799               1,839,330

Net unrealized (depreciation)
   appreciation in market
   value of investments              420,565              (1,497,113)

   Interfund transfers              (159,262)     54,482    (248,317)
                                   ---------- -----------  ---------

   Net Increase (Decrease)         1,555,050   1,575,877    (733,759)

Net assets at beginning of year    5,374,089   4,347,076  10,659,255
                                   ---------- -----------  ---------

Net assets at end of year         $6,929,139  $5,922,953  $9,925,496
                                   =========  ==========  ==========




The Ryland Group, Inc. Retirement and Stock Ownership Plan
For the Year Ended December 31, 1992

NOTE I:  ALLOCATION OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
BY FUND

                                  Ryland       Loan
                                  Preferred    Fund          Total
                                  ---------- -----------  ---------
ADDITIONS
Contributions:
   Employer                       $3,471,258              $3,471,258
   Participants                                            3,200,836
   Rollovers                                               1,666,260
                                   ---------- -----------  ---------
      Total contributions          3,471,258           0   8,338,354

Earnings on investments:
   Interest                                   $  200,134   1,014,163
   Dividends                       2,677,136               3,396,231
                                   ---------- -----------  ---------
Total Additions                    6,148,394     200,134  12,748,748
                                   ---------- -----------  ---------


DEDUCTIONS
Benefit payments to participants   1,088,491     303,927   4,668,881
Interest expense                   3,322,414               3,322,414
Administrative expenses                                      185,488
                                   ---------- -----------  ---------

Total Deductions                   4,410,905     303,927   8,176,783
                                   ---------- -----------  ---------

Net gain (loss) on sale  of
   investments                      (316,706)              1,935,674

Net unrealized (depreciation)
   appreciation in market
   value of investments           (1,095,873)             (2,536,157)

   Interfund transfers                           543,420           0
                                   ---------- -----------  ---------

   Net Increase (Decrease)           324,910     439,627   3,971,482

Net assets at beginning of year    2,019,385   1,951,068  28,785,136
                                   ---------- -----------  ---------

Net assets at end of year         $2,344,295  $2,390,695 $32,756,618
                                   =========  ==========  ==========

                                       18

The Ryland Group, Inc.
Retirement and Stock Ownership Plan

Item 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

DECEMBER 31, 1993



(a)       (b)                   (c)                   (d)        (e)
 *     Identity           Description            Cost           Market
- ---  -------------     ----------------      ------------   ------------

*    The Ryland         Common Stock        $    607,099  $    619,780
     Group, Inc.

*    The Ryland         Preferred Stock     $ 36,412,141  $ 33,600,115
     Group, Inc.

     CIGNA              Guaranteed          $  7,234,084  $  7,234,084
                        Account

     Putnam Voyager     Mutual Fund         $  4,394,205  $  4,970,340

     Kemper Growth      Mutual Fund         $  7,539,457  $  7,210,603

     American Balanced  Mutual Fund         $  6,847,502  $  6,931,783

     Standish Fixed     Mutual Fund         $  3,336,141  $  3,390,974
     Income

     Capitol Mutual     Money Market        $    115,401  $    115,401
     Funds              Mutual Funds

     Plan Participants  Participant Loans   $  1,971,375  $  1,971,375



* Denotes party in-interest

                                  19

The Ryland Group, Inc.
Retirement and Stock Ownership Plan

Item 27d - Schedule of Reportable Transactions

FOR THE YEAR ENDED DECEMBER 31, 1993


   (a)       (b)         (c)     (d)      (e)      (f)
                                                Expenses
Identity                                        Incurred
of Party   Description Purchase Selling  Lease  with
Involved   of Assets   Price    Price    Rental Transaction
- -------- ------------- -------- -------- ------ -----------
Category (i) - individual transactions in excess of 5 percent of plan assets at beginning of the year.

Capitol     Money        n/a  $9,783,773  n/a      $0
Fund        Market
Money       Fund
Market
Portfolio

The         Equity       n/a  $6,764,569  n/a      $0
Vanguard    Mutual
Group       Fund
Windsor
Fund

Standish    Equity     $3,682,656  n/a     n/a      $0
Ayre &      Mutual
Wood Fixed  Fund
Income
Fund

Kemper      Equity     $7,001,258  n/a     n/a      $0
Financial   Mutual
Services-   Fund
Growth
Fund

Putnam      Equity     $3,506,397 n/a     n/a       $0
Management  Mutual
Company-    Fund
Voyager
Fund

Capital     Equity     $5,519,948 n/a     n/a       $0
Research    Mutual
and         Fund
Management
Company-
American
Balanced
Fund

Category (iii) - series transactions in excess of 5 percent of plan assets at beginning of year.

Capitol    Money       $3,206,786 n/a     n/a      $0
Fund       Market
Money      Fund
Market
Portfolio

CIGNA      Equity        n/a   $3,308,957 n/a      $0
Income     Mutual
Fund       Fund

CIGNA      Equity        n/a   $3,551,730 n/a      $0
Income     Mutual
Fund       Fund

There were no category (ii) or (iv) reportable transactions during 1993.






The Ryland Group, Inc.
Retirement and Stock Ownership Plan

Item 27d - Schedule of Reportable Transactions

FOR THE YEAR ENDED DECEMBER 31, 1993


   (a)       (b)        (g)       (h)               (i)
                                Current
Identity                Cost    Value of
of Party   Description   of     Asset on          Net Gain
Involved   of Assets    Asset  Transaction Date    (Loss)
- -------- ------------- -------- --------------- -----------
Category (i) - individual transactions in excess of 5 percent of plan assets at beginning of year.

Capitol    Money       $9,783,773  $9,783,773           $0
Fund       Market
Money      Fund
Market
Portfolio

The        Equity      $6,764,569  $6,764,569           $0
Vanguard   Mutual
Group      Fund
Windsor
Fund

Standish    Equity     $3,682,656  $3,682,656           $0
Ayre &      Mutual
Wood Fixed  Fund
Income
Fund

Kemper      Equity     $7,001,258  $7,001,258           $0
Financial   Mutual
Services-   Fund
Growth
Fund

Putnam      Equity     $3,506,397  $3,506,397           $0
Management  Mutual
Company-    Fund
Voyager
Fund

Capital     Equity     $5,519,948  $5,519,948           $0
Research    Mutual
and         Fund
Management
Company-
American
Balanced
Fund

Category (iii) - series transactions in excess of 5 percent of plan assets at beginning of year.

Capitol    Money       $3,206,786  $3,206,786           $0
Fund       Market
Money      Fund
Market
Portfolio

CIGNA      Equity      $3,308,957  $3,308,957           $0
Income     Mutual
Fund       Fund

CIGNA      Equity      $3,551,730  $3,551,730           $0
Income     Mutual
Fund       Fund

There were no category (ii) or (iv) reportable transactions during 1993.


Exhibit 24  CONSENT OF INDEPENDENT AUDITORS


We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-32431) pertaining to the Retirement and Stock Ownership Plan of The Ryland Group, Inc. of our report dated June 23, 1994, with respect to the financial statements and schedules of The Ryland Group, Inc. Retirement and Stock Ownership Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1993.


                                                  /s/   Ernst & Young


June 27, 1994
                                 21

SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.

                                     THE RYLAND GROUP, INC.
                                     RETIREMENT AND STOCK OWNERSHIP PLAN




Date:  June 22, 1994                  By:  /s/ Alan P. Hoblitzell, Jr.
                                            Alan P. Hoblitzell, Jr.
                                            Executive Vice President
                                            and Chief Financial
                                            Officer of The Ryland
                                            Group, Inc.

                                           /s/ Robert J. Gaw
                                            Robert J. Gaw
                                            President of Ryland
                                            Mortgage Company and
                                            Executive Vice President
                                            of The Ryland Group, Inc.



                                           /s/ Robert M. Paul
                                            Robert M. Paul
                                            Vice President of Personnel
                                            and Administration of
                                            The Ryland Group, Inc.


                               22